## OMB APPROVAL
OMB Number 3235-0123
Expires October 31, 2004
Estimated average burden
hours per response...12.00



3/11/03 SECUI █████████ COMMISSION ᵕ :49

03014079

# ANNUAL AUDITED REPORT
## FORM X -17a-5
## PART III

RECEIVED
MAR - 3 2003

| SEC FILE NUMBER |
|---|
| 8-47023 |

### FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___

MM/DD/YY                                   MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIMAT USA, Inc.

| OFFICE USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 5ᵗʰ Avenue, Suite 500

(No. and Street)

New York             New York             10111

(City)                (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Brda             (312) 578-5206

(Area Code – Telephone No.)

---

## B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

233 South Wacker Drive       Chicago       Illinois       60606

(Address)               (City)            (State)          (Zip Code)

CHECK ONE:

☒ Independent Auditor
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**

**MAR 2 4 2003**

~~THOMSON~~
**FINANCIAL**

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition and supporting schedules pertaining to the firm of FIMAT USA, Inc. (the Company) as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Nancy Brda
Controller

Notary Public

This report contains:

| | | |
|---|---|---|
| (x) | (a) | Facing page |
| (x) | (b) | Statement of Financial Condition |
| ( ) | (c) | Statement of Operations |
| ( ) | (d) | Statement of Cash Flows |
| ( ) | (e) | Statement of Changes in Subordinated Debt |
| ( ) | (f) | Statement of Changes in Stockholder's Equity |

Supplemental information:

| | | |
|---|---|---|
| (x) | (g) | Computation of Net Capital |
| (x) | (h) | Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 |
| (x) | (i) | Information Relating to the Possession or Control Requirements under Rule 15c3-3 |
| ( ) | (j) | A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3 |
| ( ) | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation |
| (x) | (l) | An Oath or Affirmation |
| (x) | (m) | Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges |
| (x) | (n) | Statement of Secured Amounts and Funds held in Separate Accounts for Foreign Futures and Option Customers Pursuant to Commission Regulation 30.7 |
| ( ) | (o) | Independent Auditors' Supplemental Report on Internal Control |

Statement of Financial Condition and Supplemental Information

FIMAT USA, Inc.
*(A Delaware Corporation)*

*December 31, 2002*
*with Report of Independent Auditors*

# Report of Independent Auditors

To the Board of Directors and Stockholder of
FIMAT USA, Inc.

We have audited the accompanying statement of financial condition of FIMAT USA, Inc. (a Delaware corporation) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation in the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FIMAT USA, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition.

*Ernst & Young LLP*

Chicago, Illinois
January 20, 2003

# FIMAT USA, Inc.

## Statement of Financial Condition

December 31, 2002
*(in $000's)*

**Assets**

| | | |
|---|---:|---:|
| Cash and cash equivalents | | $ 653,040 |
| Receivables: | | |
|   Brokers, dealers, and clearing organizations | | 219,810 |
|   Customers | | 108,905 |
|   Noncustomers | | 8,780 |
|   Affiliates | | 719 |
|   Other | | 15,069 |
| Securities purchased under agreements to resell | | 2,601,757 |
| Securities owned | $285,219 | |
| Securities owned, pledged as collateral | 402,989 | |
| Total securities owned | | 688,208 |
| Securities borrowed | | 3,185 |
| Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $16,997 | | 11,058 |
| Other assets | | 39,735 |
| | | $4,350,266 |

**Liabilities and stockholder's equity**

| | | |
|---|---:|---:|
| Bank loans payable | | $ 713,865 |
| Payables: | | |
|   Brokers, dealers, and clearing organizations | | 165,837 |
|   Customers | | 1,431,785 |
|   Noncustomers | | 75,073 |
|   Affiliates | | 2,697 |
| Securities sold under agreements to repurchase | | 1,600,356 |
| Securities sold, not yet purchased | | 238 |
| Accounts payable and other liabilities | | 63,901 |
| | | 4,053,752 |
| Subordinated debt | | 250,000 |
| Stockholder's equity: | | |
|   Common stock, $.01 par value; 1,000 shares authorized, issued, and outstanding | | – |
|   Additional paid-in capital | | 37,000 |
|   Retained earnings | | 9,514 |
| | | 46,514 |
| Total subordinated debt and stockholder's equity | | 296,514 |
| | | $4,350,266 |

*See notes to financial statements.*

# FIMAT USA, Inc.

## Notes to Statement of Financial Condition

### 1. Organization and Nature of Operations

FIMAT USA, Inc. ("FIMAT" or the "Company"), a registered broker-dealer and futures commission merchant, principally engages in the intermediation of futures contracts, fixed income securities, equities, foreign exchange, and their related derivatives for customers and counterparties. FIMAT additionally engages in proprietary trading activities, primarily to facilitate customer transactions. FIMAT is a wholly owned subsidiary of FIMAT International Banque, SA, which is wholly owned by Société Générale ("SG"), Paris, France. FIMAT is a clearing member of all principal United States-based futures exchanges, as well as a member of the Chicago Board of Options Exchange, the Philadelphia Stock Exchange, and the International Securities Exchange. In addition, FIMAT is a member of many of the principal United States-based clearing/settlement organizations for securities, including Depository Trust Company, Government Securities Clearing Corporation, National Securities Clearing Corporation, and the Options Clearing Corporation.

### 2. Significant Accounting Policies

a. Proprietary securities and commodities transactions and the related revenues and expenses are recorded on a trade-date basis. Customer securities and commodities transactions are recorded on a settlement-date basis, and the related revenues and expenses are recorded on a trade-date basis.

b. Securities owned and securities sold, not yet purchased are generally recorded at market value based on quoted market prices. If quoted prices are not available, fair values are estimated on the basis of dealer quotes or quoted prices for instruments with similar characteristics.

c. Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of the underlying securities that collateralize the related receivable on resale agreements, including accrued interest, and requests additional collateral when deemed appropriate. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. Resale and repurchase activities are

# FIMAT USA, Inc.

## Notes to Statement of Financial Condition (continued)

### 2. Significant Accounting Policies (continued)

generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. Open repurchase and resale transactions are presented net in the accompanying statement of financial condition where net presentation is permitted pursuant to the provisions of Financial Accounting Standards Board ("FASB") Interpretation 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements ("FIN 41")*. Excluding the impact of FIN 41, resale agreements totaled approximately $3.3 billion and repurchase agreements totaled approximately $2.3 billion at December 31, 2002.

d. Securities borrowed result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced plus accrued interest. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained as necessary.

e. The Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2002, represent investments in money market funds and certificates of deposits.

f. Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Depreciation is computed based on the straight-line method over the estimated useful life of each asset. Leasehold improvements are amortized over the lesser of their economic useful life or the terms of the underlying leases.

g. Goodwill resulting from business combinations acquired singly, as part of a group, or in a business combination are subject to FAS No. 142, *Goodwill and Other Intangible Assets*. Under these rules, goodwill is deemed to have an indefinite life and is no longer amortized, but rather subject to an annual impairment test.

h. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

FIMAT USA, Inc.

Notes to Statement of Financial Condition (continued)

### 3. Transactions With Related Parties

SG provides office space and related services to FIMAT, along with an overnight credit facility established to provide for meeting certain margin calls. FIMAT reimburses SG for their costs. (See Note 9).

FIMAT Facilities Management Inc., a Company owned by FIMAT International Banque, SA, provides technology support to the Company for which it receives a fee.

Certain over-the-counter transactions were introduced by FIMAT to FIMAT Alternative Strategies Inc. ("FAST"), a subsidiary of FIMAT International Banque, SA. FAST serves as counterparty to the transactions and in connection therewith earns fees. FIMAT provides certain administrative and operational support services to FAST in connection with the over-the-counter transactions for which FIMAT earns fees.

### 4. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned (including those pledged as collateral) and securities sold, not yet purchased by the Company at December 31, 2002, are presented below (in thousands of dollars):

|  | Owned | Sold, Not Yet Purchased |
|---|---|---|
| U.S. government and agency obligations | $337,934 | $ – |
| Commercial paper | 350,001 | – |
| Corporate obligations | 273 | 238 |
|  | $688,208 | $238 |

Securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices, which may differ from the carrying values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Securities owned, pledged as collateral represent proprietary positions, which have been pledged to counterparties on terms that permit the counterparty to sell or repledge the securities to others. Also, included in securities owned, pledged as collateral are U.S. government obligations on deposit at clearing organizations and depositories with a market value of $246.5 million.

## 5. Financial Instruments

In the normal course of business, FIMAT executes and clears futures contracts, options on futures contracts, and equity options. Substantially all of these contracts are transacted on a margin basis subject to individual exchange regulations for the accounts of its customers. As such, FIMAT guarantees to the respective clearing organizations its customers' performance under these contracts. To reduce its risk, FIMAT requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges on which such contracts are traded. This margin is a good faith deposit from the customers, which reduces the risk to FIMAT of failure on behalf of the customers to fulfill any obligation under the contracts. To minimize its exposure to risk of loss due to market variation, FIMAT adjusts these margin requirements, as needed, due to daily fluctuations in the value of the underlying positions. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements. Management believes that the margin deposits held at December 31, 2002, were adequate to minimize the risk of material loss that could be created by the positions held.

In the normal course of business, the Company obtains securities under resale and securities borrow agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2002, the Company obtained securities with a fair value of approximately $3.5 billion, of which $2.2 billion has been either pledged or otherwise transferred to others in connection with the Company's financing activities.

*Derivative Financial Instruments*

Derivatives are financial instruments, which include futures, swaps, and forward contracts, whose value is based upon an underlying asset, index, or reference rate. A derivative contract may be traded on an exchange or over the counter. Exchange-traded derivative contracts are standardized and include futures contracts. Over-the-counter ("OTC") derivative contracts are individually negotiated between contracting parties and include swap and forward contracts. In the normal course of business, to facilitate customer activities, the Company enters into futures contracts, foreign currency forward contracts, and swap contracts. The Company records its derivative activities at market or fair value.

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in foreign currency exchange rates, interest rates, and other factors. The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in the Company incurring a loss.

Notes to Statement of Financial Condition (continued)

### 5. Financial Instruments (continued)

To reduce its credit risk for OTC transactions, the Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. The Company may require counterparties to pledge collateral when deemed necessary. The principal counterparties to foreign currency forward contracts are affiliates and unaffiliated financial institutions. The counterparties to swap contracts are unaffiliated financial institutions. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

At December 31, 2002, the fair value of derivatives were as follows (in thousands of dollars):

|  | Assets | Liabilities |
| --- | --- | --- |
| Forward contracts | $36,136 | $35,038 |
| Swap contracts | 133 | 2,696 |
| Futures contracts | 3,218 | 4,300 |
| Options contracts | 564 | 476 |

### 6. Income Taxes

Included in other assets is a deferred tax asset of $10.9 million, and included in accounts payable and other liabilities is a deferred tax liability of $0.8 million. Deferred tax assets and liabilities are comprised principally of the net temporary differences related to deferred income for rent expense, amortization of purchased employment agreements, and depreciation. There is no valuation allowance relating to deferred tax assets at the beginning or end of the year based on management's assessment of the deferred tax asset.

# FIMAT USA, Inc.

## Notes to Statement of Financial Condition (continued)

### 7. Borrowings

**Subordinated Debt**

At December 31, 2002, FIMAT had subordinated debt outstanding of $250 million from FIMAT International Banque with interest rates ranging from 1.89% to 2.5% and maturing at various dates as follows (in thousands of dollars):

| Principal | Maturity Dates |
|---|---|
| $ 20,000 | July 25, 2003 |
| 167,500 | September 30, 2003 |
| 15,000 | December 30, 2004 |
| 47,500 | November 30, 2005 |
| $250,000 | |

The debt is subordinated to the general claims of creditors. The subordinated borrowings have been approved by the applicable regulatory bodies and are available in computing net capital under the Securities and Exchange Commission ("SEC") net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the loan agreements provide that this debt may not be repaid.

The Company also enters into unsecured bank loans with affiliated entities primarily to finance resale agreements.

**Line of Credit**

At December 31, 2002, FIMAT was a beneficiary of a $25.0 million standby line of credit issued by J.P. Morgan Chase Bank. At December 31, 2002, the Company did not utilize the line of credit.

### 8. Assets Segregated, Secured, and Reserved Under Regulatory Requirements

In accordance with Regulation 1.17 of the Commodity Exchange Act, as amended (the Act), FIMAT is required to segregate all balances due to customers in connection with transactions in regulated commodities. FIMAT is also required to hold in a separate account balances due to U.S.-based customers for activities in foreign futures and foreign options in accordance with Regulation 30.7 of the Act. At December 31, 2002, FIMAT was in compliance with both the segregation and secured amount requirements.

FIMAT USA, Inc.

Notes to Statement of Financial Condition (continued)

**8. Assets Segregated, Secured, and Reserved Under Regulatory Requirements (continued)**

At December 31, 2002, segregated, secured, and firm-owned assets included in the statement of financial condition were as follows (in thousands of dollars):

| | Segregated Assets | Secured Assets | Nonsegregated and Firm-Owned Assets | Total |
|---|---|---|---|---|
| Cash and cash equivalents | $ 540,185 | $ 21,339 | $ 91,516 | $ 653,040 |
| Securities purchased under agreements to resell | 150,004 | 170,904 | 2,280,849 | 2,601,757 |
| Securities owned | 388,570 | 39,884 | 259,754 | 688,208 |
| Receivables from brokers, dealers, and clearing organizations | 10,719 | 62,323 | 146,768 | 219,810 |
| | $1,089,478 | $294,450 | $2,778,887 | $4,162,815 |

At December 31, 2002, FIMAT held in safekeeping $1.3 billion and $0.5 billion of U.S. government securities at market value owned by customers and affiliates, respectively, of which $0.6 billion and $0.4 billion, respectively, were pledged to various commodity exchange clearing organizations and carrying brokers to satisfy margin requirements. These securities are the property of customers and affiliates and, as such, are not reflected in the statement of financial condition. Under certain conditions, FIMAT may sell these securities to satisfy related customer and affiliate receivable balances.

FIMAT is also subject to the customer protection provisions of SEC Rule 15c3-3 and has met all the necessary requirements. In accordance with these rules, FIMAT held $46.8 million of securities in a reserve account.

# FIMAT USA, Inc.

## Notes to Statement of Financial Condition (continued)

### 9. Commitments

FIMAT has entered into various noncancellable office leases and sublease agreements with various unaffiliated third parties, the longest of which expires in 2011. Also, the Company subleases office facilities under an agreement with SG, which expires in 2006. Future minimum lease payments relating to these arrangements are as follows (in thousands of dollars):

| Years ending December 31 | Future Minimum Lease Payments |
|---|---|
| 2003 | $ 3,979 |
| 2004 | 3,759 |
| 2005 | 3,769 |
| 2006 | 3,012 |
| 2007 | 3,045 |
| Thereafter | 13,919 |
| Total | $31,483 |

### 10. Benefit Plan

The Company sponsors a 401(k) profit-sharing plan (the "Plan") in which substantially all of its employees are eligible to participate. Under the terms of the Plan, the Company makes annual contributions to the Plan equal to 50% of the contributions made by its employees, subject to certain limitations.

### 11. Capital Requirements

FIMAT is subject to the minimum financial requirements of the SEC and the Commodity Futures Trading Commission ("CFTC"). Under these requirements, FIMAT must maintain minimum net capital, as defined by the SEC and CFTC. The Company computes its net capital requirements under the alternative method provided for in SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000, 2% of aggregate customer-related debit items, as defined, or 4% of funds required to be segregated and secured under the Commodity Exchange Act, as defined.

# FIMAT USA, Inc.

## Notes to Statement of Financial Condition (continued)

### 11. Capital Requirements (continued)

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are all subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.

At December 31, 2002, the Company had net capital of $192.0 million, which was $129.3 million in excess of its required net capital. FIMAT is also subject to the customer protection provisions of SEC Rule 15c3-3 and has met all the necessary requirements.

# Supplemental Information

# FIMAT USA, Inc.

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

### December 31, 2002
*(in $000's)*

**Net capital**

| | | |
|---|--:|--:|
| Total stockholder's equity | $ 46,514 | |
| Add: | | |
| Subordinated debt | 250,000 | |
| Other deductions or allowable credits | 1,840 | |
| Total capital and allowable subordinated debt | | $298,354 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Exchange memberships | 4,364 | |
| Receivable from customers | 427 | |
| Receivable from noncustomers | 214 | |
| Receivable from affiliates | 719 | |
| Receivable from other | 10,276 | |
| Furniture, equipment, and leasehold improvements, net | 10,092 | |
| Deferred compensation plan | 8,067 | |
| Goodwill | 4,300 | |
| Deferred tax asset | 10,913 | |
| Other assets | 12,980 | |
| Total nonallowable assets | 62,352 | |
| | | |
| Additional charges for customers' and noncustomers' commodity accounts (4% SOV charge) | 21,105 | |
| Aged fail-to-deliver (16 items) | 2,889 | |
| Other deductions and/or charges | 5,584 | |
| Total deductions and/or charges | | 91,930 |

**Net capital before haircuts** 206,424

**Haircuts on securities**

| | | |
|---|--:|--:|
| Trading and investment securities: | | |
| Bankers' acceptances, certificates of deposit, and commercial paper | 2,062 | |
| U.S. government obligations | 1,275 | |
| Corporate obligations | 241 | |
| Other securities (money market investments) | 9,890 | |
| Undue concentration | 786 | |
| Other (uncovered inventory) | 152 | |
| Total haircuts on securities | | 14,406 |
| Net capital | | 192,018 |

# FIMAT USA, Inc.

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

December 31, 2002
(in $000's)

| | | |
|---|---:|---:|
| **Net capital** | | $192,018 |
| | | |
| **Computation of alternative net capital requirement** | | |
| Amount subject to 4% factor | | |
| Funds required to be segregated: | | |
| U.S. futures and options | $2,085,848 | |
| Foreign futures and options | 78,097 | |
| Less: Market value of options purchased (net of excess long-option value over net liquidating equity) | (595,063) | |
| | 1,568,882 | |
| Greater of: | | |
| 4% of $1,568,882, the funds required to be segregated and secured under the Commodity Exchange Act less the market value of options purchased; | 62,755 | |
| 2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation (2% of $130,483); or | 2,610 | |
| Minimum dollar net capital requirement of Company | 250 | |
| Net capital requirement | | 62,755 |
| Excess net capital | | $129,263 |
| Net capital in excess of 5% of funds required to be segregated and secured under the Commodity Exchange Act, less the market value of options purchased. | | $ 97,885 |

*There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002 Part II FOCUS filing.*

# FIMAT USA, Inc.

## Computation for Determination of Reserve Requirements
## Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002
*(in $000's)*

**Credit balances**

| | | |
|---|---|---|
| Free credit balances and other credit balances in customers' security accounts | $ 1,572 | |
| Monies borrowed collateralized by securities carried for the accounts of customers | 130,057 | |
| | | $131,629 |

**Debit balances**

| | | |
|---|---|---|
| Debit balances in customers' cash and margin accounts and accounts doubtful of collection net of deductions | 27 | |
| Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts | 130,057 | |
| Other – Receivables from carrying brokers and clearing agents | 399 | |
| | 130,483 | |
| Less: 3% (for alternative method only) | (3,914) | |
| Total 15c3-3 debits | | 126,569 |

**Reserve computation**

| | |
|---|---|
| Excess of total credits over total debits | $ 5,060 |
| Amount held on deposit in "Reserve Bank Account(s)," including $46,823 of qualified securities, at end of reporting period | $ 46,823 |

*There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2002 Part II FOCUS filing.*

## FIMAT USA, Inc.

## Information Relating to Possession or Control Requirements
## Under Rule 15c3-3 of the Securities and Exchange Commission

### December 31, 2002

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by Company within the time frames specified under Rule 15c3-3.                                None

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.                                None

The system and procedures utilized in complying with the requirements to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.                                Note

Note: See Independent Auditors' Supplemental Report on Internal Control.

# FIMAT USA, Inc.

## Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

December 31, 2002
*(in $000's)*

**Segregation requirement**

Net ledger balance:

| | |
|---|---:|
| Cash | $1,185,144 |
| Securities (at market) | 744,045 |
| Net unrealized profit in open futures contracts | (151,259) |

Exchange-traded options:

| | |
|---|---:|
| Add – Market value of open option contracts purchased on a contract market | 1,422,223 |
| Deduct – Market value of open option contracts sold on a contract market | (1,117,717) |
| | 2,082,436 |
| Add: Accounts liquidating to a deficit and accounts with debit balances – Gross amount | 9,706 |
| Less: Amount offset against U.S. Treasury obligations owned by particular customers | (6,294) |
| Amount required to be segregated | 2,085,848 |

**Funds on deposit in segregation**

Deposited in segregated funds bank accounts:

| | |
|---|---:|
| Cash | 4,779 |
| Securities representing investment of customers' funds (at market) | 923,306 |
| Securities held for particular customers or option customers in lieu of cash margins (at market) | 258,207 |

Margins on deposits with clearing organizations of contract markets:

| | |
|---|---:|
| Cash | 3,810 |
| Securities representing investment of customers' funds (at market) | 150,375 |
| Securities held for particular customers or option customers in lieu of cash margins (at market) | 482,044 |
| Net settlement due form clearing organizations of contract markets | 2,289 |

Exchange traded options:

| | |
|---|---:|
| Value of open long option contracts | 1,422,223 |
| Value of open short option contracts | (1,117,717) |

Net equities with other FCMs:

| | |
|---|---:|
| Net liquidating equity | (224) |
| Securities representing investments of customers funds (at market) | 299 |
| Securities held for particular customers or option customers in lieu of cash margins (at market) | 3,794 |
| Total amount in segregation | 2,133,185 |
| Excess funds in segregation | $ 47,337 |

*There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2002 Part II FOCUS filing.*

# FIMAT USA, Inc.

## Schedule of Secured Amounts and Fund Held in Separate Accounts for Foreign Futures and Foreign Options Customers

December 31, 2002
*(in $000's)*

| | | |
|---|---:|---:|
| **Amounts to be set aside in separate Section 30.7 accounts** | | $395,047 |
| | | |
| **Total secured amounts** | | |
| Cash in banks | $ 14,339 | |
| Securities in safekeeping | 135,841 | |
| Amounts held by members of foreign boards of trade | 286,260 | |
| Segregated funds on hand | 3,941 | |
| | | |
| Total funds in separate Section 30.7 accounts | | 440,381 |
| | | |
| **Excess funds in separate Section 30.7 accounts** | | $ 45,334 |

*There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2002 Part II FOCUS filing.*